Exhibit 77C:  Matters Submitted to a Vote of Security Holders
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A  special  meeting  of  the  shareholders (the "Shareholders") of the Tributary
International Equity Fund, a series portfolio of Tributary Funds, Inc., was held on March 7, 2011 at the offices of the Company, located at 1620 Dodge Street, 16th Floor, Omaha, Nebraska. At the meeting, the following matter was voted upon and approved by the Shareholders:

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                                NUMBER OF VOTES

               FOR          AGAINST       ABSTAINED      BROKER NON-VOTES
               ---          -------       ---------      ----------------

Proposal: To approve a new sub-advisory agreement between Tributary Capital Management, LLC and Kleinwort Benson Investors International Ltd., with respect to the Tributary International Equity Fund.

          7,636,707.138      0              0                0
          -------------      -              -                -

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